Exhibit 99.2

Proxy for the 2008 Annual Meeting of Stockholders

1

STEALTHGAS INC.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proxy card for use at the 2008 Annual Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands (the “Company”), to be held on Thursday, July 31, 2008 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Harry N. Vafias and Andrew J. Simmons, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.

Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of the nominees to the Board of Directors and FOR Proposal Two, as described below.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Address Change/Comments (mark the corresponding box on the reverse side)

COMMENTS:

14475

ANNUAL MEETING OF STOCKHOLDERS OF

STEALTHGAS INC.

JULY 31, 2008

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

20230000000000000000 0	073108

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS AND “FOR” PROPOSAL TWO.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of the Class I directors listed below to hold office for three years and until such director’s successor is elected and qualified.					FOR	AGAINST	ABSTAIN
		Nominees:		2. Ratification of appointment of Deloitte Hadjipavlou, Sofianos Cambanis S.A. as the Company’s independent auditors for the year ending December 31, 2008.	☐	☐	☐
☐	FOR ALL NOMINEES	Thanassis J. Martinos
Lambros Babilis
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

PLEASE INDICATE WITH AN “X” IN THE APPROPRIATE SPACE HOW YOU WISH YOUR SHARES TO BE VOTED. IF NO INDICATION IS GIVEN, PROXIES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS AND FOR PROPOSAL TWO, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

☐	FOR ALL EXCEPT (See instructions below)

In order to be effective, completed proxy cards should be received at the address set forth on the enclosed self addressed envelope or at the address and by the time (being local time) specified below:

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:				StealthGas Inc. 331 Kifissias Avenue, Erithrea 14561 Athens, Greece by 17:00 Greek local time on July 31, 2008.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.